

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Peter Scalise
Chief Executive Officer
The3rdBevco Inc.
2805 Veterans Highway Suite 15
Ronkonkoma, New York 11779

> **Re: The3rdBevco Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed on August 23, 2023**
> **File No. 024-12298**

Dear Peter Scalise:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2023 letter.

Amendment No. 2 to Form 1-A filed August 23, 2023

General

1.   We note your response to our prior comment one. However, there continues to be an apparent inconsistency between (i) disclosure on page 22 indicating that 20% is the maximum tier for amount-based bonus shares and (ii) the number of amount-based bonus shares (disclosed as 3,937,500, equal to 45% of the 8,750,000 offered shares) and note 3 on the cover page indicating that the aggregate bonus shares (*i.e.,* inclusive of 5% loyalty bonus shares) is 50% of the offered shares. Please revise your disclosure to reconcile, clearly identifying the investment tiers and the corresponding average price per share. Make conforming revisions throughout your offering circular, to Item 4 of your Form 1-A, and to the legal opinion filed as Exhibit 12.1 as appropriate for consistency.

You may contact Bradley Ecker at (202) 551-4985 or Jennifer Angelini at (202) 551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing